UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.      )*

CELLULAR BIOMEDICINE GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

276050101
(CUSIP Number)

June 25, 2014

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

☒	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 276050101	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS: Full Moon Resources Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 554,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 554,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12	TYPE OF REPORTING PERSON CO
__________

(1)  Full Moon Resources Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2) Based on 9,073,368 shares of common stock of the Issuer outstanding derived from (i) 7,580,831 shares of Common Stock outstanding as of July 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014 plus (ii) those shares issued in the Issuer’s recently completed private placement of 1,492,537 as disclosed in the Issuer’s Form 8-K filed June 23, 2014.  The total number of shares of Common Stock deemed to be outstanding does not include 1,554,777 shares of Common Stock exercisable under an option granted to Venture Garden Limited, because any such shares acquired by Venture Garden Limited will not be deemed to be beneficially owned by Full Moon Resources Limited.

Cusip No. 276050101	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS: Venture Garden Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0-
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER - 0-
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON CO
__________

(1)  Venture Garden Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)  Based on 10,073,068 shares of common stock of the Issuer outstanding derived from (i) 7,580,831 shares of Common Stock outstanding as of July 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014 plus (ii) those shares issued in the Issuer’s recently completed private placement of 1,492,537 as disclosed in the Issuer’s Form 8-K filed June 23, 2014 plus (iii) pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,000,000 shares of Common Stock exercisable under an option granted to Venture Garden Limited, because such shares may be obtained and deemed to be beneficially owned by Venture Garden Limited within 60 days.

Cusip No. 276050101	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS: Pak To Leung I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,554,777
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,554,777
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4% (2)
12	TYPE OF REPORTING PERSON IN
____________

(1)  Pak To Leung (“Mr. Leung”) is a citizen of Hong Kong SAR and does not have an I.R.S. Identification Number.

(2)  Based on 10,073,068 shares of common stock of the Issuer outstanding derived from (i) 7,580,831 shares of Common Stock outstanding as of July 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2014 plus (ii) those shares issued in the Issuer’s recently completed private placement of 1,492,537 as disclosed in the Issuer’s Form 8-K filed June 23, 2014 plus (iii) pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,000,000 shares of Common Stock exercisable under an option held by Venture Garden Limited, because such shares may be obtained and deemed to be beneficially owned by Mr. Leung within 60 days.

(3) Mr. Leung is the sole director and 100% shareholder of each of Full Moon Resources Limited and Venture Garden Limited.

Cusip No. 276050101	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer

Cellular Biomedicine Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

530 University Avenue, #17, Palo Alto, California 94301

Item 2(a)	Name of Person Filing

This Schedule 13G is being jointly filed by Full Moon Resources Limited (“Full Moon”), Venture Garden Limited (“Venture Garden”) and Mr. Pak To Leung (“Mr. Leung”) (collectively with Full Moon and Venture Garden, the “Reporting Persons”) with respect to shares of common stock  of the above-named issuer.   Mr. Leung is the sole director and 100% owner of each of Full Moon and Venture Garden.

Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement among Full Moon, Venture Garden and Mr. Leung that this Schedule 13G is filed on behalf of each of them. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office

The address of the principal business office of each of the Reporting Persons is 1902-03 Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Item 2(c)	Citizenship

Full Moon is a corporation organized under the laws of the British Virgin Islands.

Venture Garden is a corporation organized under the laws of the British Virgin Islands.

Mr. Leung is a citizen of Hong Kong SAR.

Item 2(d)	Title of Class of Securities

Common stock, $0.001 par value

Item 2(e)	CUSIP Number

276050101

Cusip No. 276050101	13G	Page 6 of 8 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

A.	Full Moon

(a)	Full Moon may be deemed to beneficially own 554,777 shares of Common Stock.

(b)	The number of shares Full Moon may be deemed to beneficially own constitutes approximately 6.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 554,777

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 554,777

Full Moon expressly disclaims beneficial ownership of the 1,000,000 shares of Common Stock held by Venture Garden referred to in B below.

Cusip No. 276050101	13G	Page 7 of 8 Pages

B.	Venture Garden

(a)	Venture Garden may be deemed to beneficially own 1,000,000 shares of Common Stock.

(b)	The number of shares Full Moon may be deemed to beneficially own constitutes approximately 9.9% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 1,000,000

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 1,000,000

Venture Garden expressly disclaims beneficial ownership of the 554,777 shares of Common Stock held by Full Moon referred to in A above.

C.	Mr. Leung

(a)	Mr. Leung, as 100% owner of Full Moon may be deemed to beneficially own 1,554,777 shares of Common Stock.

(b)	The number of shares Mr. Leung may be deemed to beneficially own constitutes approximately 15.4% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 1,554,777

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 1,554,777

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ¨

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Cusip No. 276050101	13G	Page 8 of 8 Pages

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 7th day of July, 2014.

FULL MOON RESOURCES LIMITED

By:	\s\ Pak To Leung
Name: Pak To Leung
Title: Director

VENTURE GARDEN LIMITED

By:	\s\ Pak To Leung
Name: Pak To Leung
Title: Director

\s\ Pak To Leung
Pak To Leung